Ferrovial SE & Subsidiaries Unaudited Financial Results Report January-September 2024 ferrovial For a world on the move

DISCLAIMER This report has been produced by Ferrovial SE (the “Company,” “we,” or “us” and, together with its subsidiaries, the “Group”) for the sole purpose expressed herein. By accessing this presentation, you acknowledge that you have read and understood the following statements. Neither this presentation nor any of the information contained herein constitute or form part of, and should not be construed as, an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security of the Company. In this presentation, unless otherwise specified, the terms “Ferrovial,” the “Company,” and the “Group” refer to Ferrovial SE, individually or together with its consolidated subsidiaries, as the context may require (or, unless stated otherwise, if referring to the period prior to the completion of the cross-border merger on June 16, 2023, to Ferrovial, S.A., the former parent entity of the Group, individually or together with its consolidated subsidiaries, as the context may require). Neither this presentation nor the historical performance of the Group’s management team constitutes a guarantee of the future performance of the Company and there can be no assurance that the Group’s management team will be successful in implementing the investment strategy of the Group. Forward-Looking Statements This presentation includes certain statements, expectations, estimates and projections provided by the Company and certain other sources believed by the Company to be reliable, and statements of the Company’s beliefs and intentions about future events. The statements included in this presentation that are not statements of historical facts, including, but not limited to, those regarding the Company’s financial position, business strategy, plans, and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “aim,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential,” or “continue,” or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. Such statements, expectations, estimates and projections reflect various assumptions by the Company concerning anticipated results and are subject to significant business, economic and competitive uncertainties and contingencies, and known and unknown risks, many of which are beyond the Company’s control and are impossible to predict. Accordingly, there can be no assurance that such statements, expectations, estimates and projections will be realized. Any forecast made or contained herein, and actual results, will likely vary and those variations may be material. The Company makes no representation or warranty as to the accuracy or completeness of such statements, expectations, estimates and projections contained in this presentation or that any forecast made or contained herein will be achieved. Our forward-looking statements are subject to certain risks and uncertainties, which include, but are not limited to, the following: • risks related to our diversified operations; • risks related to our acquisitions, divestments and other strategic transactions that we may undertake, including the planned divestment of our stake in Heathrow airport; • the impact of competitive pressures in our industry and pricing, including the lack of certainty in winning competitive tender processes; • general economic conditions and events and the impact they may have on us, including, but not limited to, increases in inflation rates and rates of interest, increased costs for materials, cybersecurity attacks, other lingering impacts resulting from COVID-19 as well as the Russia/Ukraine and the Middle East conflicts; • our ability to obtain adequate financing in the future as needed; • our ability to maintain compliance with the continued listing requirements of the stock exchanges on which our ordinary shares are listed and traded; • lawsuits and other claims by third parties or investigations by various regulatory agencies that we may be subjected to and are required to report; • our success at managing the risks involved in the foregoing items; • our ability to comply with our ESG commitments; • impact of any changes in existing or future tax regimes or regulations; and • Other risks and uncertainties, including those listed under Item 3. Key Information, D. Risk Factors in the Company’s registration statement on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) in connection with its recent U.S. listing, which is available on the SEC’s EDGAR page. In addition, certain industry data and information contained in this presentation has been derived from industry sources. The Company has not undertaken any independent investigation to confirm the accuracy or completeness of such data and information, some of which may be based on estimates and subjective judgments. Accordingly, the Company makes no representation or warranty as to such accuracy or completeness. This presentation speaks only as of today’s date, and, except as required by law, the Company does not undertake to update any forward-looking statements to reflect future events or circumstances. The information contained in this presentation has not been audited, reviewed or verified by the external auditor of the Group. The information contained herein should therefore be considered as a whole and in conjunction with all the other publicly available information regarding the Group. Alternative Performance Measures In addition to the financial information prepared under the International Financial Reporting Standards (“IFRS”), this presentation may include certain alternative performance measures (“APMs” or “non-IFRS measures”), as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority on 5 October 2015, that differ from financial information presented by the Group in its financial statements and reports containing financial information. The aforementioned non-IFRS measures include “Adjusted EBIT,” “Adjusted EBIT Margin,” “Adjusted EBITDA,” “Adjusted EBITDA Margin,” “Comparable or ‘Like-for-Like’ Growth,” “Order Book,” “Consolidated Net Debt,” and “Ex- Infrastructure Liquidity”. These non-IFRS measures are designed to complement and should not be considered superior to measures calculated in accordance with IFRS. Although the aforementioned non-IFRS measures are not measures of operating performance, an alternative to cash flows, or a measure of financial position under IFRS, they are used by the Group’s management to review operating performance and profitability, for decision-making purposes, and to allocate resources. Moreover, some of these non-IFRS measures, such as “Consolidated Net Debt” are used by the Group’s management to explain the evolution of our global indebtedness and to assist our management in making decisions related to our financial structure. Furthermore, it is used by analysts and rating agencies to better understand the indebtedness that has recourse to the Group. Non-IFRS measures presented in this presentation are being provided for informative purposes only and shall not be construed as investment, financial, or other advice. The Group believes that the aforementioned non-IFRS measures, which are used by the Group’s management in making financial, operational and planning decisions, provide useful financial information that should be considered in addition to the financial statements prepared in accordance with the accounting regulations that it applies (IFRS EU) when assessing its performance. These non-IFRS measures are consistent with the main indicators used by the community of analysts and investors in the capital markets. However, they do not have any standardized meaning and are therefore unlikely to be comparable to similarly titled measures presented by other companies. They have not been audited, reviewed, or verified by the external auditor of the Group. For further details on the definition, explanation on the use, and reconciliation of non-IFRS measures, please refer to the section on “Alternative performance measures” of Ferrovial SE’s Integrated Annual Report (including the Consolidated Financial Statements and Management Report) for the year ended December 31, 2023 and to Item 5. Operating and Financial Review and Prospects, A. Operating Results, 8. Non IFRS-Measures: Operational Results and B. Liquidity and Capital Resources, 6. Non-IFRS Measures: Liquidity and Capital Resources in the Company’s registration statement on Form 20-F filed with the SEC in connection with its recent U.S. listing, which is available on the SEC’s EDGAR page. Additional Information The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and in accordance therewith is required to file reports and other information with the SEC relating to its business, financial condition, and other matters. The Company's filings can be accessed by visiting EDGAR on the SEC's website at http://www.sec.gov. The interim financial reporting of Ferrovial SE for the six-month period ended 30 June 2024 has not been audited or reviewed by a Dutch auditor, however the condensed consolidated interim financial statements of Ferrovial SE for the six-month period ended 30 June 2024 included in this document have been reviewed by Ernst & Young, S.L. We refer to their review report included in this Interim Management Report and Interim Condensed Consolidated Financial Statements.

MANAGEMENT REPORT JANUARY - SEPTEMBER 2024

Ferrovial Results January - September 2024

HIGHLIGHTS

- **407 ETR's revenue** reached CAD 487 million in Q3 2024 (+16.1%), benefiting from increased mobility in the quarter and the new toll rate scheme implemented on February 1, 2024. In 9M 2024, 407 ETR's revenue increased by +13.2%.
- **All MLs posted solid revenue per transaction growth vs. Q3 2023**: NTE 35W +10.0%, LBJ +8.9% & NTE +2.8%. This KPI grew by +11.9% at I-77 & +24.2% at I-66, where no price cap is in place. I-77 distributed its first dividend (USD 293 million) following its first 5 years of operation.
- **Airports**: traffic improved in all assets vs. Q3 2023, with Heathrow reaching a record-breaking summer of passengers (+4.2%). AGS traffic showed positive evolution vs. Q3 2023 (+9.6%). Dalaman traffic outperformed in Q3 2024 (+5.4%) due to the strong summer season.
- **Construction** showed another quarter with profitability improvement reaching an adjusted EBIT margin of 5.1% in Q3 2024, leading to 3.9% Adj. EBIT margin in 9M 2024. The order book at all-time high, reached EUR 15,586 million (+2.9% LfL growth vs December 2023), excluding c.EUR 2,250 million of pre-awarded contracts.
- **Solid financial position** with high ex-infrastructure project companies liquidity levels reaching EUR 3,501 million and Consolidated Net Debt of ex-infrastructure project companies at EUR 418 million. In 9M 2024, investments were mainly driven by IRB Infrastructure Trust stake acquisition (EUR -652 million) and the equity injection in NTO (EUR -319 million). All that combined with shareholder distributions of EUR -749 million. In terms of main inflows, dividends from projects reached EUR 490 million along with the 5% stake sale in IRB Infrastructure Developers (EUR 211 million), the vendor loan in relation to the Amey divestment for EUR 176 million and the sale of 24.78% stake in Serveo for EUR 40 million.

MAIN CORPORATE EVENTS

- On March 18, Ferrovial agreed the acquisition of a 24% stake in IRB Infrastructure Trust for a total investment of EUR 740 million. The transaction was closed in June with an upfront payment of EUR 652 million.
- On April 4, Ferrovial was awarded Lima's Peripheral Ring Road (Peru), with an approx. USD 140-210 million equity commitment for Ferrovial.
- On May 9, Ferrovial started trading on Nasdaq.
- On June 11, Ferrovial sold a 5% stake in IRB Infrastructure Developers for EUR 211 million with a capital gain (pre-tax) of EUR 133 million.
- On June 14, Ferrovial reached an agreement to sell a pro rata portion of shares in FGP Topco (HAH) for GBP1.7bn, retaining a 5.25% stake.
- On June 28, Ferrovial completed the sale of 24.78% stake in Serveo to Portobello Capital for EUR 55 million with a capital gain of EUR 33 million.
- On August 23, an additional repurchase program was announced with EUR 300 million as maximum amount (EUR 75 million as of Sept. 2024).
- On October 16, Ferrovial and Interogo Holding created a JV vehicle to transfer the economic rights and hold the majority of the voting rights of Ferrovial's stakes in M3 Eurolink and M4 Eurolink motorways in Ireland; the M8-M73-M74 motorway in Scotland; the 407 East Extension Phase 1 and 407 East Extension Phase 2 in Canada; Serrano Park and Autovia de la Plata (A-66) in Spain. The transaction was closed for EUR 100 million.
- On October 28, Ferrovial announced its second scrip dividend. Dividend per share will be published on November 7, 2024.

SUSTAINABILITY HIGHLIGHTS

- Ferrovial is **one of the first companies to join the recommendations of the Taskforce on Nature-related Financial Disclosures** (TNFD) in its commitment to the conservation of nature and ecosystems "Earlier Adopters".
- Ferrovial recognized as **one of the world's leading environmental companies by CDP** (Carbon Disclosure Project). Included in the 'A List' for Climate Change and "A List" for water.

REPORTED P&L

(EUR million)	Q3 24	Q3 23	9M 24	9M 23
Revenue	**2,376**	**2,281**	**6,643**	**6,221**
Adjusted EBITDA*	**405**	**299**	**1,008**	**700**
Fixed asset depreciation	-123	-106	-341	-307
Adjusted EBIT*	**282**	**193**	**667**	**393**
Disposals & impairments	0	0	166	0
Operating profit/(loss)	**282**	**193**	**833**	**393**

REVENUE

(EUR million)	Q3 24	Q3 23	VAR.	9M 24	9M 23	VAR.	LfL growth*
Toll Roads	321	289	11.4%	916	781	17.4%	21.9%
Airports	44	41	5.0%	73	69	6.2%	12.6%
Construction	1,866	1,836	1.6%	5,237	4,994	4.9%	3.2%
Energy	60	47	27.1%	174	151	15.3%	15.3%
Others	85	68	25.8%	242	226	7.2%	14.7%
Revenue	**2,376**	**2,281**	**4.2%**	**6,643**	**6,221**	**6.8%**	**6.2%**

ADJUSTED EBITDA*

(EUR million)	Q3 24	Q3 23	VAR.	9M 24	9M 23	VAR.	LfL growth*
Toll Roads	244	217	12.5%	673	577	16.5%	22.8%
Airports	27	24	9.4%	28	23	24.7%	24.8%
Construction	140	69	103.9%	324	126	156.4%	148.2%
Energy	5	0	n.s.	0	1	-73.4%	-73.3%
Others	-10	-11	10.0%	-16	-27	39.8%	43.9%
Adjusted EBITDA*	**405**	**299**	**35.7%**	**1,008**	**700**	**44.1%**	**50.0%**

ADJUSTED EBIT*

(EUR million)	Q3 24	Q3 23	VAR.	9M 24	9M 23	VAR.	LfL growth*
Toll Roads	187	161	15.7%	500	406	23.2%	30.6%
Airports	16	14	8.5%	9	6	50.4%	50.5%
Construction	95	38	151.7%	203	34	n.s.	n.s.
Energy	0	-2	109.8%	-10	-5	-83.0%	-82.9%
Others	-17	-18	7.5%	-36	-47	23.5%	25.4%
Adjusted EBIT*	**282**	**193**	**45.6%**	**667**	**393**	**69.4%**	**79.2%**

CONSOLIDATED NET DEBT*

(EUR million)	SEP-24	DEC-23
Consolidated Net Debt of ex-infrastructure project companies*	**418**	**-1,121**
Consolidated Net Debt of infrastructure project companies*	**7,143**	**7,100**
Toll roads	6,731	6,688
Others	412	411
Consolidated Net Debt*	**7,561**	**5,979**

TRAFFIC PERFORMANCE

	Q3 24	Q3 23	VAR.	9M 24	9M 23	VAR.
407 ETR**	765	743	3.0%	1,980	1,893	4.6%
NTE ***	10	10	-3.3%	29	29	-2.3%
LBJ ***	12	11	6.3%	34	32	6.7%
NTE 35W***	13	12	11.3%	38	29	27.9%
I-77***	10	11	-3.2%	31	30	2.0%
I-66***	8	8	3.8%	24	21	11.9%
Heathrow****	23	22	4.2%	63	59	6.2%
AGS****	3	3	9.6%	9	8	8.5%
Dalaman****	3	3	5.4%	5	4	7.4%

*Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Appendix V - Alternative Performance Measures.
**VKT (Vehicle kilometers travelled) ***Transactions ****Passengers

1

Toll Roads EUR 916 million EUR 673 million REVENUES ADJ. EBITDA +21.9% LfL growth* +22.8% LfL growth* 87% 9%1%3% USA SPAIN PORTUGAL HEADQUARTERS REVENUES 407 ETR (43.23%, equity-accounted) The financial information presented herein for 9M 2024 is based on, and is consistent with, the unaudited consolidated financial statements of 407 ETR for 9M 2024, published on October 24, 2024. TRAFFIC Q3 24 Q3 23 VAR. 9M 24 9M 23 VAR. Avg trip length (km) 24.5 24.2 1.2% 23.2 22.9 1.3 % Traffic/trips (million) 31.2 30.7 1.9% 85.2 82.5 3.3 % VKTs (million) 765.0 742.7 3.0% 1,980.3 1,893.0 4.6 % Avg Revenue per trip (CAD) 15.48 13.56 14.2% 14.74 13.26 11.2 % VKT (Vehicle kilometers travelled) In Q3 2024, VKTs increased by +3.0% vs. Q3 2023, as a result of an increase in mobility and rush-hour commuting as workplaces experienced a higher percentage of on-site employees combined with an increase in rehabilitation construction activities on Highway 401. This was partly offset with more extreme rainfall events vs Q3 2023. In 9M 2024, VKTs were +4.6% higher compared to 9M 2023, due to the same reasons as mentioned above. Weather effects in 9M 2024: positive impact in Q1 2024 resulting in fewer winter events, offset by unfavorable weather conditions in Q3 2024, due to more extreme rainfall events. VKT traffic performance vs. 2023: 7.1% 4.6% 3.0% 4.6% Q1 Q2 Q3 9M P&L (CAD million) Q3 24 Q3 23 VAR. 9M 24 9M 23 VAR. Revenue 487 419 16.1% 1,267 1,120 13.2 % EBITDA 431 370 16.4% 1,108 969 14.4 % EBITDA margin 88.5% 88.3% 87.4% 86.5 % EBIT 404 346 16.8% 1,029 896 14.9 % EBIT margin 83.0% 82.5% 81.2% 80.0 % Revenue was up by +16.1% in Q3 2024, standing at CAD 487 million, and +13.2% in 9M 2024, reaching CAD 1,267 million. • Toll revenue (94.8% of total in 9M 2024): higher toll revenue in Q3 2024 (+17.1%) and 9M 2024 (+16.7%), due to higher traffic volumes, longer trips and higher toll rates effective Feb. 1, 2024, offset by camera charges, trip toll charge and other charges that remained flat. • Fee revenue (5.2% of total in 9M 2024): +1.6% in Q3 2024, due to higher late payment charges from delinquent accounts receivable and due to higher traffic on Highway 407 resulting in higher services fees, partially offset by lower enforcement fees. Lower fee revenue in 9M 2024 (-12.3%), due to lower late payment charges from higher reserve provision rate & lower enforcement fees. • Contract revenue earned in 2023 related to the removal of tolls for Highways 412 and 418. The contract ended on June 1, 2023. (CAD million) Q3 24 Q3 23 VAR. 9M 24 9M 23 VAR. Toll Revenue 462 395 17.1% 1,197 1,026 16.7 % Fee Revenue 25 25 1.6% 70 79 -12.3 % Contract Revenue 0 0 n.a. 0 14 n.a. Total Revenue 487 419 16.1% 1,267 1,120 13.2 % OPEX increased +14.5% in Q3 2024 & +5.6% vs 9M 2023, due to: • Higher customer operations costs on the back higher provision for lifetime expected credit loss and higher revenue. • Higher system operations costs, due to higher consulting costs related to development of digital programs and the work to complete the 407 ETR’s enterprise resource planning and customer relationship management project that went live for all customers by the end of the Q3 2024. • Growth in General and Administration costs, as a result of consulting and marketing costs. EBITDA was +16.4% higher in Q3 2024, and +14.4% in 9M 2024, as a result of higher traffic volumes and revenue. Dividends: CAD 225 million were paid in Q3 2024 (CAD 150 million in Q3 2023), reaching CAD 400 million dividends paid to shareholders in 9M 2024 (CAD 300 million in 9M 2023). At the October Board meeting, a CAD 700 million dividend was approved for Q4 2024. The dividends distributed to Ferrovial were EUR 117 million in 9M 2024 (EUR 89 million in 9M 2023). Net debt at the end of September: CAD 9,407 million (average cost of 4.26%). 54% of debt matures beyond 2038. Upcoming bond maturity dates include CAD 15 million in 2024, CAD 374 million in 2025 and CAD 629 million in 2026 (including CAD 240 million for the Syndicated Credit facility). 407 ETR bond maturity profile (CAD million) Senior Bonds Subordinated Bonds Junior Bonds Syndicated Credit Facility 20 24 20 25 20 26 20 27 20 28 20 29 20 30 20 31 20 32 20 33 20 34 20 35 20 36 20 37 20 38 20 39 20 40 20 41 20 42 20 43 20 44 20 45 20 46 20 47 20 48 20 49 20 50 20 51 20 52 20 53 20 54 0 100 200 300 400 500 600 • On April 4, 2024, 407 ETR issued CAD 250 million Senior Bonds, Series 24-A1, to repay Senior Bonds Series 14-A1, on May 16, 2024. • On October 1, 2024, 407 ETR issued CAD 500 million Senior Bonds, Series 24-A2, to repay the outstanding balance on Syndicated Credit Facility, to fund related debt service reserve fund and other general corporate purposes. 407 ETR credit rating • S&P: "A" (Senior Debt), "A-" (Junior Debt) & "BBB" (Subordinated Debt), with stable outlook, reaffirmed on July 31, 2024. • DBRS: "A" (Senior Debt), "A low" (Junior Debt) & "BBB" (Subordinated Debt), with stable outlook, reaffirmed on July 11, 2024. 407 ETR Toll Rates 407 ETR implemented a new toll rate schedule on February 1, 2024, following a four-year rate freeze since February 2020. Schedule 22 The COVID-19 pandemic is considered a Force Majeure event under the provisions of the Concession and Ground Lease Agreement (CGLA), and therefore the 407 ETR is not subject to Schedule 22 payments until the end of the Force Majeure event. The toll rate increase by 407 ETR effective February 1, 2024, terminates the Force Majeure event, such that any Schedule 22 Payment applies for the year 2025, and would be payable to the Province in 2026. No Schedule 22 Payment applies for the year 2024. *Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Appendix V - Alternative Performance Measures. MANAGEMENT REPORT JANUARY - SEPTEMBER 2024 2

MANAGEMENT REPORT JANUARY - SEPTEMBER 2024

TEXAS MANAGED LANES (USA)

NTE 1-2 (63.0%, globally consolidated)

In Q3 2024, traffic decreased by -3.3% vs. Q3 2023, due to the capacity improvement construction works.

In 9M 2024, traffic was down -2.3% vs. 9M 2023, for the same reason as mentioned above, partially offset by better weather conditions in Q1 2024.

(USD million)	Q3 24	Q3 23	VAR.	9M 24	9M 23	VAR.
Transactions (million)	9.8	10.1	-3.3%	28.8	29.5	-2.3%
Avg. revenue per transaction (USD)	7.5	7.3	2.8%	7.5	7.2	4.1%
Revenue	73	74	-1.1%	216	213	1.6%
Adjusted EBITDA*	65	65	0.6%	191	188	1.7%
Adjusted EBITDA margin*	88.4%	86.9%		88.2%	88.2%	
Adjusted EBIT*	57	56	1.2%	168	164	2.5%
Adjusted EBIT margin*	77.6%	75.9%		77.6%	76.9%	

The **average revenue per transaction** reached USD 7.5 in Q3 2024, (+2.8% vs Q3 2023), and USD 7.5 in 9M 2024 (+4.1% vs 9M 2023), positively impacted by higher toll rates.

NTE ADJUSTED EBITDA EVOLUTION (USD million)


27
44
57
65
65
85.7%
88.0%
88.4%
86.9%
88.4%
Q3 2020
Q3 2021
Q3 2022
Q3 2023
Q3 2024
ADJ. EBITDA*
ADJ. EBITDA margin*

Dividends: In 9M 2024, NTE distributed USD 85 million at 100% (EUR 49 million FER's share). In 9M 2023, NTE distributed USD 93 million at 100% (EUR 54 million FER's share).

NTE net debt reached USD 1,258 million in September 2024 (USD 1,263 million in December 2023) with an average cost of 4.46% (including NTE Capacity Improvements financing).

NTE Capacity Improvements: as a result of the success of the project, these capacity improvements must be implemented earlier than initially anticipated. The construction works for the Capacity Improvement project commenced at the end of 2023, and construction started in 2024. The completion of the project is forecasted for early 2027. Ferrovial Construction and Webber will serve as the design-build contractor.

Credit rating

	PAB	Bonds
Moody's	Baa1	Baa1
FITCH	BBB+	BBB+

LBJ (54.6%, globally consolidated)

In Q3 2024, traffic increased by +6.3% vs. Q3 2023 with less affection by construction works.

In 9M 2024, traffic was higher +6.7% vs. 9M 2023 for the same reason as mentioned above. In addition, traffic improved due to better weather conditions in Q1 2024.

(USD million)	Q3 24	Q3 23	VAR.	9M 24	9M 23	VAR.
Transactions (million)	11.8	11.1	6.3 %	34.3	32.1	6.7%
Avg. revenue per transaction (USD)	4.9	4.5	8.9 %	4.8	4.4	8.2%
Revenue	58	50	15.5 %	165	143	15.3%
Adjusted EBITDA*	48	42	14.6 %	137	119	15.5%
Adjusted EBITDA margin*	83.5%	84.2%		83.1%	83.0%	
Adjusted EBIT*	39	35	13.1 %	111	97	14.6%
Adjusted EBIT margin*	67.9%	69.4%		67.4%	67.8%	

The average **revenue per transaction** reached USD 4.9 in Q3 2024, (+8.9% vs Q3 2023), and USD 4.8 in 9M 2024 (+8.2% vs 9M 2023), positively impacted by higher toll rates.

LBJ ADJUSTED EBITDA EVOLUTION (USD million)


18
29
34
42
48
70.7%
82.4%
81.9%
84.2%
83.5%
Q3 2020
Q3 2021
Q3 2022
Q3 2023
Q3 2024
ADJ. EBITDA*
ADJ. EBITDA margin*

Dividends: In 9M 2024, LBJ distributed USD 45 million at 100% (EUR 23 million FER's share). In 9M 2023, LBJ distributed USD 31 million (EUR 16 million FER's share).

LBJ net debt was USD 1,995 million in September 2024 (USD 2,018 million in December 2023) with an average cost of 4.03%.

Credit rating

	PAB	TIFIA	Bonds
Moody's	Baa2	Baa2	Baa2
FITCH	BBB	BBB	BBB

NTE 35W (53.7%, globally consolidated)

In Q3 2024, traffic increased by +11.3% vs. Q3 2023, this accelerated performance was attributed to the opening of NTE 3C to traffic in June 2023. The traffic at NTE 35W excluding Segment 3C increased by +8.5% vs. Q3 2023.

In 9M 2024, NTE 35W traffic was +27.9% higher than in 9M 2023, for the same reason as mentioned above. In addition, traffic improved due to better weather conditions during Q1 2024. Traffic on NTE 35W excluding Segment 3C was +11.9% higher compared to 9M 2023.

(USD million)	Q3 24	Q3 23	VAR.	9M 24	9M 23	VAR.
Transactions (million)	12.8	11.5	11.3%	37.5	29.3	27.9%
Avg. revenue per transaction (USD)	6.3	5.7	10.0%	6.2	5.4	14.3%
Revenue	81	66	21.6%	233	160	45.6%
Adjusted EBITDA*	68	58	17.8%	195	137	42.7%
Adjusted EBITDA margin*	84.7%	87.4%		83.7%	85.3%	
Adjusted EBIT*	58	51	13.2%	163	117	39.5%
Adjusted EBIT margin*	71.4%	76.7%		70.0%	73.1%	

The **average revenue per transaction** reached USD 6.3 in Q3 2024, (+10.0% vs Q3 2023), and USD 6.2 in 9M 2024 (+14.3% vs 9M 2023), positively impacted by higher toll rates and higher proportion of heavy vehicles.

NTE 35W ADJUSTED EBITDA EVOLUTION (USD million)


33
38
58
68
85.3%
86.5%
87.4%
84.7%
Q3 2021
Q3 2022
Q3 2023
Q3 2024
ADJ. EBITDA*
ADJ. EBITDA margin*

Adjusted EBITDA affected by the accrual of USD 3.4 million of **revenue sharing** for Q3 2024, reaching USD 10.1 million for 9M 2024.

Dividends: In 9M 2024, NTE35W distributed USD 73 million at 100% (EUR 36 million FER's share). In 9M 2023, NTE35W distributed its first dividend with an extraordinary dividend of USD 435 million at 100% in June 2023 (EUR 216 million FER's share).

NTE 35W net debt reached USD 1,589 million in September 2024 (USD 1,624 million in December 2023) with an average cost of 4.78%, including Segment 3C.

Credit rating

	PAB	TIFIA
Moody's	Baa1	Baa1
FITCH	BBB+	BBB+

*Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Appendix V - Alternative Performance Measures.

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MANAGEMENT REPORT JANUARY - SEPTEMBER 2024

I-77 (72.2%, globally consolidated)

In Q3 2024, traffic decreased by -3.2% vs. Q3 2023, impacted by the congestion relief related to construction works in the area (benefiting 2023 traffic) and adverse weather (Hurricanes Debby & Helene).

In 9M 2024, traffic was up +2.0% vs. 9M 2023, due to better weather conditions in Q1 2024, offset by the above explanation.

(USD million)	Q3 24	Q3 23	VAR.	9M 24	9M 23	VAR.
Transactions (million)	10.4	10.7	-3.2%	31.0	30.4	2.0%
Avg. revenue per transaction (USD)	2.5	2.2	11.9%	2.4	2.2	12.4%
Revenue	26	24	8.5%	77	67	14.5%
Adjusted EBITDA*	18	17	0.9%	50	48	3.4%
Adjusted EBITDA margin*	67.0%	72.0%		64.8%	71.8%	
Adjusted EBIT*	14	15	-5.0%	40	41	-3.2%
Adjusted EBIT margin*	53.9%	61.6%		51.9%	61.4%	

The average **revenue per transaction** reached USD 2.5 in Q3 2024, +11.9% higher compared to Q3 2023, and USD 2.4 in 9M 2024 (+12.4% vs 9M 2023), positively impacted by higher toll rates.

I-77 ADJUSTED EBITDA EVOLUTION (USD million)


11
17
18
65.1%
72.0%
67.0%
Q3 2022
Q3 2023
Q3 2024
ADJ. EBITDA*
ADJ. EBITDA margin*

Adjusted EBITDA affected by the accrual of USD 1.2 million of **revenue sharing** for Q3 2024, up to USD 3.6 million for 9M 2024.

Dividends: I-77 distributed dividends for first time with an extraordinary dividend in 2024 amounting to USD 293 million at 100% (USD 268 million paid in June and USD 25 million in July at 100%) (EUR 195 million FER's share).

I-77 net debt was USD 460 million in September 2024 (USD 202 million in December 2023) with an average cost of 6.24%.

On April 25, I-77 issued USD 371 million of Senior Secured Notes, which proceeds were used mainly to refinance TIFIA increasing the average life of the outstanding debt. The cost of the new debt is 6.57% yield to maturity.

Credit rating

	PAB	USPP NOTES
FITCH	BBB	BBB
DBRS	BBB	BBB

I-66 (55.7%, globally consolidated)

In Q3 2024, traffic increased by +3.8% vs. Q3 2023, impacted by lower congestion observed on the corridor from reduced construction works (to final completion in 2023) and adverse weather (Hurricane Debby & Helene).

In 9M 2024, traffic was up by +11.9% vs 9M 2023, with traffic stabilization.

(USD million)	Q3 24	Q3 23	VAR.	9M 24	9M 23	VAR.
Transactions (million)	8.1	7.8	3.8%	23.7	21.2	11.9%
Avg. revenue per transaction (USD)	7.5	6.1	24.2%	7.1	5.3	34.4%
Revenue	63	49	28.1%	174	116	49.7%
Adjusted EBITDA*	49	38	28.2%	137	89	55.1%
Adjusted EBITDA margin*	78.2%	78.2%		79.1%	76.3%	
Adjusted EBIT*	30	16	87.0%	83	22	271.8%
Adjusted EBIT margin*	48.3%	33.1%		47.9%	19.3%	

The average **revenue per transaction** reached USD 7.5 in Q3 2024, +24.2% higher compared to Q3 2023, and USD 7.1 in 9M 2024 (+34.4% vs 9M 2023) impacted by higher toll rates and also helped by more heavy traffic weight.

I-66 net debt reached USD 1,592 million in September 2024 (USD 1,622 million in December 2023) with an average cost of 3.57%.

Credit rating

	PAB	TIFIA
Moody's	Baa3	Baa3
FITCH	BBB	BBB

IRB (19.9%, equity-accounted)

Ferrovial's nine months consolidated financial statements only include IRB's contribution for the first half of 2024 (January to June, six months).

(EUR million)	Q2 24	Q2 23	VAR.	H1 24	H1 23	VAR.
Revenues	215	195	10.6 %	494	386	27.9 %
Adjusted EBITDA*	106	99	7.3 %	255	193	31.6 %
Adjusted EBITDA margin*	49.5 %	50.9 %		51.6 %	50.1 %	
Adjusted EBIT*	79	73	8.0 %	196	142	38.1 %
Adjusted EBIT margin*	36.5 %	37.4 %		39.8 %	36.8 %	

Ferrovial sold a 5% stake in IRB Infrastructure Developers for EUR 211 million in June 2024. The shares in IRB were sold at an average price of 63.60 rupees, resulting in a capital gain before taxes of EUR 133 million. Ferrovial will continue to be the second-largest shareholder, with a 19.9% stake. It will maintain the same representation on the Board of Directors.

IRB successfully completed two **refinancing** initiatives, securing a total of **USD 740 million** in Senior Secured US Notes in 2024. This amount includes USD 540 million raised in March and an additional USD 200 million obtained in October.

IRB Credit rating:

- **Fitch:** "BB+" (Long-term issuer default rating) and "BB+" (US-dollar senior secured notes), with stable outlook, reaffirmed on October 10, 2024.
- **Moody's:** "Ba1" (Long-term corporate family rating) and "Ba2" (Instrument rating), with stable outlook, reaffirmed on October 10, 2024.

IRB Infrastructure Trust (24%, equity-accounted)

Ferrovial completed the acquisition of a 24% stake in IRB Infrastructure Trust for EUR 652 million in June 2024. The remaining investment to reach a total of EUR 740 million is due to fund outstanding equity commitments in projects.

The consolidated financial statements of Ferrovial for the 9M 2024 do not reflect any contributions from IRB Infrastructure Trust.

OTHER TOLL ROADS

- On April 4, 2024, **Anillo Vial Periferico** consortium, comprising Ferrovial, Acciona and Sacyr, was selected to develop the Peripheral Ring Road in Lima (Peru) under a concession format with an investment of USD 3.4 billion. This amount includes contributions from public funds by the Administration. Ferrovial, through Cintra, owns 35% of the consortium, while Sacyr and Acciona own 32.5% each. This project comprises the design, financing, construction, management and maintenance of a 34.8 kilometer urban toll road. The equity expected to be injected by Ferrovial is approximately USD 140-210 million.
- On October 16, 2024 Ferrovial and Interogo Holding created a Joint Venture vehicle, **Umbrella Roads BV**, to transfer the economic rights and hold the majority of the voting rights of Ferrovial's stakes in M3 Eurolink and M4 Eurolink motorways in Ireland; the M8-M73-M74 motorway in Scotland; the 407 East Extension Phase 1 and 407 East Extension Phase 2 in Canada; Serrano Park and Autovía de la Plata (A-66) in Spain. The transaction was closed for EUR 100 million.

*Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Appendix V - Alternative Performance Measures.

4

MANAGEMENT REPORT JANUARY - SEPTEMBER 2024

ASSETS UNDER DEVELOPMENT

(EUR million)	INVESTED CAPITAL	PENDING COMMITTED CAPITAL	NET DEBT 100%	CINTRA SHARE
Equity Consolidated				
Financial Assets	**59**	**28**	**1,503**	
Ruta del Cacao	59	0	126	30.0 %
Silvertown Tunnel	0	28	1,376	22.5 %

- **Ruta del Cacao (Colombia):** 152 km, out of which 81 km are new toll road, including the construction of 16 bridges, 2 viaducts & 2 tunnels with a combined length of 6km. This is a 25-year concession. Design and construction works are 98.7% complete on an earned value basis as of September 30, 2024.
- **Silvertown tunnel (London, UK)**: an availability payment project with a concession term of 25 years. A 1.4 km twin bore road tunnel which will be built under the River Thames. The works are expected to be completed in 2025. Design and construction works are 96.4% completed as of September 30, 2024.

TENDERS PENDING

Ferrovial keeps focused on the USA as main market, and the Group continues to pay close attention to private initiatives:

- Georgia DOT has released the RFQ for the I-285 East MLs, and the shortlist of operators will be made public in Q1 2025.
- Tennessee DOT plans to issue the RFQ for the I-24 Southeast Choice Lanes Project, which will cover the area between I-40 in Nashville and I-840 in Murfreesboro, in Q4 2024.
- Charlotte Regional Transportation Planning Organization voted in favor of launching a tender to procure the I-77 South Express Lanes under a concessional model in October 2024.
- Actively following several projects in other states, such as Virginia. These projects have different degrees of development and are expected to come to market in the coming months. Some of them include Managed Lanes schemes.

Apart from the USA, Cintra is active in other geographies where selective investments could be pursued.



5

MANAGEMENT REPORT JANUARY - SEPTEMBER 2024

Airports

HEATHROW (25%, equity-accounted) – UK

The financial information presented herein for 9M 2024 is based on, and is consistent with, the unaudited consolidated financial statements of Heathrow (SP) for 9M 2024, published on October 23, 2024.

TRAFFIC

Million passengers	Q3 24	Q3 23	VAR.	9M 24	9M 23	VAR.
UK	1.2	1.0	19.2%	3.5	3.1	12.9%
Rest of Europe	9.6	9.0	6.9%	25.5	23.7	7.6%
Intercontinental	12.4	12.3	1.0%	34.1	32.6	4.5%
Total	**23.2**	**22.3**	**4.2%**	**63.1**	**59.4**	**6.2%**

Heathrow welcomed 23.2 million passengers in Q3 2024 (+4.2% vs. Q3 2023). Summer 2024 was the busiest ever, with record-breaking months in June, July, August and September. Between June and September, over 30 million passengers flew through Heathrow. Heathrow experienced both the busiest departures and busiest arrivals day in the airport's history on 24 July and 2 September, respectively.

Heathrow brought 63.1 million passengers in 9M 2024 (+6.2% vs. 9M 2023). As mentioned above, a record-breaking summer led to the busiest first nine months ever recorded, driven by an increase in passenger ATMs and small load factor increases. Almost all markets exceed 2023's numbers, with double-digit growth for the UK and Asia Pacific regions. Africa saw fewer passengers travelling to Algeria, Kenya and South Africa.

P&L HEATHROW SP

(GBP million)	Q3 24	Q3 23	VAR.	9M 24	9M 23	VAR.
Revenue	958	997	-3.9%	2,650	2,739	-3.2%
Adjusted EBITDA	585	631	-7.3%	1,536	1,701	-9.7%
Adjusted EBITDA margin	61.1%	63.3%		58.0%	62.1%	

Revenue: -3.2% in 9M 2024 to GBP 2,650 million.

- **Aeronautical:** -9.2% vs. 9M 2023, driven by lower H7 charges set by the CAA, partially offset by higher passenger numbers.
- **Retail:** +11.3% vs. 9M 2023, which includes retail concessions and car parking, has increased, driven by higher departing passengers.
- **Other revenue:** +5.7% vs. 9M 2023, due to higher other regulated charges, mainly from prior year under recovery, partly offset by lower surface access revenue (maturity of Elizabeth Line).

Contribution to 9M 2024 revenue:


63%
22%
15%
Aeronautical
Retail
Other

Adjusted operating costs (ex-depreciation & amortization and exceptional items): +7.3% to GBP 1,114 million (9M 2023: GBP 1,038 million). Employment costs, which include overtime, recruitment and training, have increased due to additional colleagues being needed to accommodate the higher demand. Finally, tight cost controls and stable energy prices have resulted in slightly lower utilities and other costs.

Adjusted EBITDA decreased -9.7% to GBP 1,536 million, vs. GBP 1,701 million in 9M 2023 resulting in an adjusted EBITDA margin of 58.0% (9M 2023: 62.1%).

HAH net debt: the average cost of Heathrow's external debt at FGP Topco, HAH's parent company, was 6.1% as of 30 September 2024 (31 December 2023: 8.7%).

(GBP million)	SEP- 24	DEC-23	VAR.
Loan Facility (ADI Finance 2)	0	75	-100.0%
Subordinated	2,143	2,028	5.7%
Securitized Group	15,620	16,517	-5.4%
Cash & adjustments	-2,325	-2,418	-3.8%
Total	**15,438**	**16,203**	**-4.7%**

The table above relates to FGP Topco, HAH's parent company.

Regulatory Asset Base (RAB): on September 30, 2024, the RAB reached GBP 20,266 million (GBP 19,804 million in December 2023).

Outlook

Following a record-breaking summer, Heathrow has revised their 2024 traffic forecast to 83.8 million passengers (82.8 million passengers previously).

No dividends are currently forecast for 2024, although it is probable subject to financial performance.

Key regulatory developments

In August, the CAA published a revised timetable for H8 and initial guidance on the constructive engagement process. The timetable keeps with the original start date for the H8 period as 2027, but the CAA has now proposed to condense the process around one single Heathrow business plan, and multiple rounds of constructive engagement, both pre and post Heathrow's business plan submission.

- October 2024: CAA draft method statement on H8, including business plan guidance
- June 2025: Single H8 Business Plan submission from Heathrow
- December 2025: CAA's Initial Proposals
- July 2026: CAA's Final Proposals
- November 2026: CAA's Final Decision
- January 2027: H8 Price Control Period Begins

Sale of Ferrovial stake in Heathrow

On June 14, 2024, Ferrovial announced that Ardian and PIF had made a revised offer to acquire shares representing 37.62% of the share capital of FGP Topco for GBP 3.3 billion, Ferrovial's share (19.75%) for GBP 1.7 billion. The offer has been accepted by Ferrovial and certain of the Tagging Shareholders, and, as a result, an agreement has been entered into pursuant to which Ferrovial and certain Tagging Shareholders will sell a pro rata portion of their shares in FGP Topco such that Ferrovial will retain 5.25% of the issued share capital of FGP Topco. Following the sale, Ferrovial will, together, hold shares representing 10% of the issued share capital of FGP Topco. Ardian and PIF will hold shares representing c. 22.6% and c.15.0%, respectively, through separate vehicles.

The transaction remains subject to applicable regulatory approvals and, consequently, there remains no certainty that the transaction will complete.

Heathrow has been classified as held for sale since June 2024 closing.

6

MANAGEMENT REPORT JANUARY - SEPTEMBER 2024

AGS (50%, equity-accounted) – UK

Traffic: number of passengers reached 3.4 million in Q3 2024, +9.6% vs. Q3 2023 as traffic recovery continues throughout the three airports. However, traffic was negatively impacted by the reduction of Logan Air flights since May 2024.

In 9M 2024, traffic reached 8.6 million passengers, +8.5% higher than 9M 2023. International traffic continues as main driver due to the capacity increase from Europe and new routes. Domestic traffic also improved due to increased capacity, partially offset by load factors.

Million passengers	Q3 24	Q3 23	VAR.	9M 24	9M 23	VAR.
Glasgow	2.4	2.2	10.9%	6.2	5.6	10.2%
Aberdeen	0.7	0.6	3.3%	1.8	1.7	1.6%
Southampton	0.3	0.2	14.6%	0.7	0.6	13.5%
Total AGS	**3.4**	**3.1**	**9.6%**	**8.6**	**7.9**	**8.5%**

Revenue increased by +7.1% in Q3 2024, driven by a combination of passenger numbers increase and higher yields. 9M 2024 was +11.2% higher compared to 9M 2023, for the same reasons.

Adjusted EBITDA increased by +25.3% vs Q3 2023, reaching GBP 31 million. In 9M 2024, adjusted EBITDA reached GBP 65 million, performing strongly +24.8% vs. 9M 2023.

(GBP million)	Q3 24	Q3 23	VAR.	9M 24	9M 23	VAR.
AGS Revenue	**64**	**60**	**7.1%**	**165**	**149**	**11.2%**
Glasgow	44	41	6.2%	109	97	11.8%
Aberdeen	15	14	9.8%	42	39	9.2%
Southampton	5	5	6.6%	14	12	12.0%
AGS Adjusted EBITDA*	**31**	**24**	**25.3%**	**65**	**52**	**24.8%**
Glasgow	24	20	21.7%	52	42	23.1%
Aberdeen	6	5	35.4%	14	12	21.6%
Southampton	0	0	n.a.	-1	-2	-37.1%
AGS Adjusted EBITDA margin*	**47.8%**	**40.8%**		**39.4%**	**35.1%**	
Glasgow	55.3%	48.3%		47.9%	43.5%	
Aberdeen	40.4%	32.7%		33.1%	29.7%	
Southampton	n.s.	n.s.		n.s.	n.s.	

Cash amounted to GBP 13 million as of September 30, 2024 (GBP 65 million as of December 31, 2023).

AGS net debt stood at GBP 634 million as of September 30, 2024 (GBP 693 million as of December 31, 2023).

Refinancing of AGS' Debt Facility: The facility comprises a GBP 646.4 million term loan, a GBP 50 million capital expenditure facility, and a GBP 15 million revolving credit facility. The facility has a 5-year tenor, with interest being calculated by reference to SONIA plus an additional margin.

The former outstanding debt under the debt facility was repaid using a combination of the proceeds of the new term loan under the refinancing agreement, a GBP 80 million equity injection (GBP 40 million corresponding to Ferrovial's share already contributed), and AGS' cash. Ferrovial's contribution was funded by means of a shareholder loan.

Dalaman (60%, globally consolidated) – Turkey

Traffic: number of passengers reached 2.8 million in Q3 2024, +5.4% vs. Q3 2023 following a good summer performance.

The airport recorded 4.8 million passengers in 9M 2024, +7.4% higher than in 9M 2023, driven by several airlines' increased capacity and new routes to the UK and other European countries, as well as higher domestic traffic.

The region of Sarıgerme located in Muğla Province, south-west Turkey, has been declared as a Tourism development area. This recognition will enable the development of hotels and golf courses, which in turn will support the growth of the airport.

(EUR million)	Q3 24	Q3 23	VAR.	9M 24	9M 23	VAR.
Traffic	2.8	2.6	5.4%	4.8	4.4	7.4%
Revenue	42	39	7.4%	67	62	8.1%
Adjusted EBITDA*	36	32	12.0%	54	47	14.7%
Adjusted EBITDA margin*	87.4%	83.8%		80.6%	75.9%	
Adjusted EBIT*	25	22	13.6%	36	31	15.7%
Adjusted EBIT margin*	61.1%	57.8%		53.1%	49.6%	

Revenue reached EUR 42 million in Q3 2024 (+7.4% vs Q3 2023). In 9M 2024, revenue stood at EUR 67 million (+8.1% vs 9M 2023), boosted by the higher passenger volumes coupled with better non-aero performance, mainly duty free on the back of the opening of the new lay-out.

Adjusted EBITDA stood at EUR 36 million in Q3 2024 (+12.0%) and EUR 54 million in 9M 2024 (+14.7%).

Cash amounted to EUR 53 million as of September 30, 2024 (EUR 18 million as of December 31, 2023).

Dalaman net debt stood at EUR 58 million as of September 30, 2024 (EUR 96 million as of December 31, 2023).

NTO at JFK (49%, equity-accounted) – USA

As of September 30, 2024, Ferrovial has contributed USD 641 million of equity to the NTO (New Terminal One). Ferrovial's total equity commitment for the project is USD 1,142 million.

The development of the project currently progresses within expectations. August 2024 set a record month in terms of invoiced construction trade works with almost USD 125 million billed, marking the crossing of the equator in terms of progress (51%). The main milestones achieved in Q3 2024 were the substantial completion of weathertight in the Head House and the East Pier steel erection completion. The terminal is expected to be operational in 2026, with the concession contract ending in 2060.

NTO has signed long-term agreements with nine airlines, including EVA Air, Air Serbia, SAS and Neos, signed in 9M 2024. Additionally, advanced discussions are currently ongoing with a group of leading international carriers.

NTO issued USD 2.55bn in green bonds in June 2024, the largest issuance of tax-exempt airport debt ever completed, and all-in interest cost of 4.65% a weighed average maturity of 30 years.

(EUR million)	INVESTED CAPITAL	PENDING COMMITTED CAPITAL	NET DEBT 100%	FERROVIAL SHARE
NTO	593	449	3,556	49 %

*Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Appendix V - Alternative Performance Measures.

7

MANAGEMENT REPORT JANUARY - SEPTEMBER 2024

Construction

Revenue	**EUR 5,237 million**	**+3.2%**	**LfL growth***
Adjusted EBIT*	**EUR 203 million**	**3.9%**	**Adjusted EBIT* margin**

Revenue increased by +3.2% LfL with North America revenue representing 33% and Poland 29%. For comparable purposes, 2023 figures have been restated excluding the Energy Solutions activity as it has been integrated within the Energy division since January 2024 (9M 2023: EUR 145 million of revenue and EUR 1 million of Adjusted EBIT).

In 9M 2024, Construction **adjusted EBIT** stood at EUR 203 million reaching 3.9% adjusted EBIT margin (0.7% in 9M 2023). **Construction** showed another quarter of profitability improvement on track for the 2024 target. Details by subdivision:

- **Budimex:** Revenue decreased by -7.0% LfL vs. 9M 2023, mainly due to the investment cycle of the largest contracting authorities, in particular in the railway area, not compensated by the pre-awarded contracts at the end of 2023 and beginning of 2024 due to the delay in the signature. Adjusted EBIT margin reached 7.8% in 9M 2024 improving vs. 6.6% in 9M 2023, continuing with the good evolution shown since H2 2023, favored by the agreements for price revision indexations in public contracts together with a healthy order book.
- **Webber**: Revenue increased by +15.5% LfL vs. 9M 2023, mainly from Civil Works activities on the back of numerous awards in 2023. Adjusted EBIT margin was higher at 3.0% in 9M 2024 vs. 2.8% in 9M 2023.
- **Ferrovial Construction:** Revenue increased by +4.7% LfL vs. 9M 2023, mainly in Canada and UK, that offset the completion of large contracts in North America (I-66 in Virginia, I-285 in Georgia or NTE 3C in Dallas). Adjusted EBIT stood at EUR 49 million (EUR -97 million in 9M 2023) showing an improvement compared to previous quarters, mainly due to the absence of losses in the completion works in large projects in the US, as well as generalized improvements in almost all geographies in the final phases or by performance improvements once the projects are leaving their initial phases behind.

9M 2024 Order book & LfL change vs December 2023:

(EUR million)


LfL growth*
-10.1%
+16.4%
+14.3%
6,643
3,898
5,046
F. Construction
Budimex
Webber

The **order book at all time high**, stood at EUR 15,586 million (+2.9% LfL compared to December 2023). The Civil Works segment remains the largest segment (69%) and continues to adopt highly selective criteria when participating in tenders.

The percentage of the construction order book (excluding Webber and Budimex) from projects with Ferrovial reached 7% in September 2024 (8% in December 2023).

The order book figure, at September 2024, does not include pre-awarded contracts or contracts pending commercial or financial agreement, which amount to c.EUR 2,250 million, mostly contracts from Ferrovial Construction and Budimex.

P&L DETAILS (EUR million)

CONSTRUCTION	Q3 24	Q3 23	VAR.	9M 24	9M 23	VAR.	LfL growth*
Revenue	1,866	1,836	1.6%	5,237	4,994	4.9%	3.2%
Adjusted EBITDA*	140	69	103.9%	324	126	156.4%	148.2%
Adjusted EBITDA margin*	7.5%	3.7%		6.2%	2.5%		
Adjusted EBIT*	95	38	151.7%	203	34	n.s.	n.s.
Adjusted EBIT margin*	5.1%	2.1%		3.9%	0.7%		
Order book*/**				15,586	15,179	2.7%	2.9%

BUDIMEX	Q3 24	Q3 23	VAR.	9M 24	9M 23	VAR.	LfL growth*
Revenue	576	593	-2.7%	1,513	1,527	-1.0%	-7.0%
Adjusted EBITDA*	58	53	9.3%	144	126	14.4%	7.0%
Adjusted EBITDA margin*	10.1%	8.9%		9.5%	8.2%		
Adjusted EBIT*	49	44	9.9%	117	101	16.2%	8.6%
Adjusted EBIT margin*	8.5%	7.5%		7.8%	6.6%		
Order book*/**				3,898	3,301	18.1%	16.4%

WEBBER	Q3 24	Q3 23	VAR.	9M 24	9M 23	VAR.	LfL growth*
Revenue	502	452	10.9%	1,210	1,048	15.4%	15.5%
Adjusted EBITDA*	36	21	72.6%	81	57	40.8%	44.9%
Adjusted EBITDA margin*	7.2%	4.6%		6.7%	5.5%		
Adjusted EBIT*	17	12	40.5%	37	29	25.1%	32.2%
Adjusted EBIT margin*	3.3%	2.6%		3.0%	2.8%		
Order book*/**				5,046	4,459	13.2%	14.3%

F. CONSTRUCTION	Q3 24	Q3 23	VAR.	9M 24	9M 23	VAR.	LfL growth*
Revenue	788	791	-0.4%	2,514	2,419	4.0%	4.7%
Adjusted EBITDA*	46	-5	n.s.	99	-57	272.7%	-264.1%
Adjusted EBITDA margin*	5.8%	-0.7%		3.9%	-2.4%		
Adjusted EBIT*	30	-19	260.9%	49	-97	150.2%	-148.7%
Adjusted EBIT margin*	3.8%	-2.3%		1.9%	-4.0%		
Order book*/**				6,643	7,419	-10.5%	-10.1%

*Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Appendix V - Alternative Performance Measures.
**Order book vs. December 2023. Order book from Dec 2023 differs from the one reported in 2023 as Energy Solutions order book is included in the Energy division order book from 2023 onwards.

8

MANAGEMENT REPORT JANUARY - SEPTEMBER 2024

Consolidated Net Debt

CONSOLIDATED NET DEBT*

(EUR million)	SEP-24	DEC-23
Cash and cash equivalents from ex-infrastructure project companies	-2,689	-4,584
Short and long-term borrowings from ex-infrastructure project companies	3,113	3,449
Others from ex-infrastructure project companies**	-6	15
Consolidated Net Debt of ex-infrastructure project companies*	**418**	**-1,121**
Cash and cash equivalents from infrastructure project companies	-222	-204
Short and long-term borrowings from infrastructure project companies	8,044	7,915
Others from infrastructure project companies***	-678	-612
Consolidated Net Debt of infrastructure project companies*	**7,143**	**7,100**
Consolidated Net Debt*	**7,561**	**5,979**

CONSOLIDATED BORROWINGS

SEP-24 (EUR million)	Ex-infrastructure project companies	Infrastructure project companies	Consolidated
Short and long-term borrowings	3,113	8,044	11,157
% fixed	91.8%	99.2%	97.2%
% variable	8.2%	0.8%	2.8%
Average rate	2.4%	4.5%	3.9%
Average maturity (years)	2	19	14

CHANGE IN CONSOLIDATED NET DEBT

	As of September 30, 2024			
	Change in Consolidated Net Debt (1+2+3)	Ex-infrastructure project companies (1)	Infrastructure project companies (2)	Intercompany eliminations (3)
	(in million of euros)			
Cash flow from operating activities	**533**	**135**	**740**	**-342**
Cash flow from/ (used in) investing activities	**-764**	**-602**	**-179**	**17**
Activity Cash Flows	**-231**	**-467**	**561**	**-325**
Cash flow from/ (used in) financing activities	**-1,631**	**-1,413**	**-543**	**325**
Effect of exchange rate on cash and cash equivalents	-11	-12	1	0
Change in cash and cash equivalents due to consolidation scope changes	0	0	0	0
Change in cash and cash equivalents from discontinued operations	**-4**	**-4**	**0**	**0**
Cash flows (change in cash and cash equivalents) (A)	**-1,878**	**-1,896**	**18**	**0**
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR (B)	**4,789**	**4,584**	**204**	**0**
CASH AND CASH EQUIVALENTS AT END OF HALF YEAR(C=A+B)	**2,911**	**2,689**	**222**	**0**
SHORT AND LONG-TERM BORROWINGS AND OTHER CONSOLIDATED NET DEBT COMPONENTS AT THE BEGINNING OF YEAR (D)	**11,365**	**3,449**	**7,915**	**0**
Change in short and long-term borrowings (E)	**-207**	**-336**	**129**	**0**
Other changes in consolidated net debt (F)	**-88**	**-21**	**-67**	**0**
SHORT AND LONG-TERM BORROWINGS AND OTHER CONSOLIDATED NET DEBT COMPONENTS AT END OF HALF YEAR (G=D+E+F)	**11,069**	**3,092**	**7,977**	**0**
CONSOLIDATED NET DEBT AT BEGINNING OF YEAR (D-B)	**5,979**	**-1,121**	**7,100**	**0**
CONSOLIDATED NET DEBT AT END OF HALF YEAR (G-C)	**7,561**	**418**	**7,143**	**0**

Consolidated Net Debt of Ex-Infrastructure project companies

CONSOLIDATED NET DEBT*

Cash and cash equivalents	**EUR -2.689 million**
Borrowings and other	**EUR 3.107 million**
Consolidated Net Debt of ex-infrastructure project companies*	**EUR 418million**

LIQUIDITY*

(EUR million)	SEP-24
Cash and cash equivalents	2,689
Undrawn credit lines	790
Others	22
Total Liquidity ex-infrastructure projects	**3,501**

DEBT MATURITIES (EUR million)

2024*	2025	2026	> 2027
501	753	791	1,076

(*) In 2024, ex-infrastructure debt includes outstanding ECP (Euro Commercial Paper), which at September 30th, 2024, had a carrying amount of EUR 500 million (3.66% average rate) and maturing in 2024.

RATING

Standard & Poor's	**BBB / stable**
Fitch Ratings	**BBB / stable**

*Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Appendix V - Alternative Performance Measures.

**Others ex-infrastructure project companies includes non-current restricted cash, forwards hedging and cross currency swaps balances, intragroup position balances and other short term financial assets, as explained under section 2.1 (Consolidated Net Debt) of the Alternative Performance Measures.

***Others infrastructure project companies includes short and long term borrowings, non-current restricted cash and intragroup position balances, as explained under section 2.1 (Consolidated Net Debt) of the Alternative Performance Measures.

9

MANAGEMENT REPORT JANUARY - SEPTEMBER 2024

CHANGE IN CONSOLIDATED NET DEBT OF EX-INFRASTRUCTURE PROJECT COMPANIES (EUR million)**


CASH FLOWS EUR -1,896 MILLION
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES EUR 135 MILLION
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES EUR -602 MILLION
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES EUR -1,429 MILLION
490
(50)
(121)
(184)
(1,207)
138
468
(749)
(75)
(594)
(12)
4,584 CASH
3,464 DEBT & OTHERS
2,689 CASH
3,107 DEBT & OTHERS
CHANGE IN DEBT AND OTHER NET DEBT COMPONENTS EUR -357 MILLION
Initial Consolidated Net Debt ex-infrastructure projects as of December 2023
Dividends from projects
Construction Op. Cash Flow (ex-tax payments, ex-dividends)
Other cash flows from (used in) operating activities (ex-tax payments)
Tax payments
Cash flows from (used in) investing activities (ex-Interests received & ex-Divestments)
Interest received and other investing activities cash flows
Divestments
Shareholder Distributions
Other treasury shares acquisition
Other cash flows from (used in) financing activities
Effect of exchange rate on Cash & Cash equivalents
Final Consolidated Net Debt ex-infrastructure projects as of September 2024

(**) Due to rounding, numbers may not add up precisely.


Short- and long-term borrowings and Others ex-infrastructure project companies
EUR 3,464 million
Change in short and long-term borrowings (EUR -336 million)
Other Changes in Consolidated Net Debt (EUR -21 million)
EUR 3,107 million
Consolidated Net Debt of ex-infrastructure project companies
EUR -1,121 million
EUR 418 million

Ferrovial's consolidated net debt includes Budimex's consolidated net debt at 100% that reached EUR -864 million in December 2023 and EUR -557 million in September 2024.

Cash and cash equivalents at ex-infrastructure project companies stood at EUR 2,689 million in September 2024 vs. EUR 4,584 million in December 2023. Main drivers of this change were:

- **Dividends from projects** amounted to EUR 490 million, with EUR 444 million from Toll Roads. Notably, the first I-77 dividend reaching EUR 195 million, EUR 117 million from 407 ETR and EUR 108 million from Texas Managed Lanes. Additionally, Construction contributed EUR 34 million.
- **Construction Operating Cash Flow (ex-tax payment, ex-dividends):** EUR -50 million impacted by the absence of advanced payments in 9M 2024.
- **Tax payments** reached EUR -184 million, including EUR -108 million of withholding tax on dividends paid from Canada, along with the EUR -38 corporate income tax in Budimex, and the tax rates of subsidiaries operating in other jurisdictions.
- **Investments** stood at EUR -1,207 million, mainly related to the toll roads division including EUR -652 million related to the acquisition of a 24% stake in IRB Infrastructure Trust as well as the airports division including EUR -319 million of equity invested in NTO, together with EUR -47 million mainly invested in AGS to refinance its existing debt facility. Energy investments for EUR -42 million in US and Poland.
- **Divestments** reached EUR 468 million in 9M 2024 (EUR -9 million in 9M 2023), largely linked to the sale of a 5% stake in IRB Infrastructure Developers for EUR 211 million, along with the collection of the vendor loan granted in relation to the Amey divestment on April 5, 2024 for EUR 176 million, the sale of 24.78% stake in Serveo for EUR 40 million.
- **Shareholder Distribution:** EUR -749 million, including cash dividend payment of EUR -48 million and EUR -701 million of treasury share repurchase from the share buy-back program announced on November 30, 2023 together with the share buy-back program announced on April 11, 2024.
- **Other treasury shares acquisition:** EUR -75 million, following the announcement of the share buy-back program on August 23, 2024. This program aims to repurchase Ferrovial shares that could be cancelled or used for other corporate purposes.
- **Other cash flows from (used in) financing activities** stood at EUR -594 million, primarily driven by the repayment of borrowings amounting to EUR -323 million, EUR -113 million in dividends paid to minority shareholders (mainly associated with Budimex), EUR -88 million from financial leases, and EUR -72 million from interest payments.
- **Effect of exchange rate on Cash & Cash equivalents** reached EUR -12 million.

*Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Appendix V - Alternative Performance Measures.

10

MANAGEMENT REPORT JANUARY - SEPTEMBER 2024

Appendix I – Scrip dividend, share buy-back and cancellation of shares

SCRIP DIVIDEND

On May 9, 2024, Ferrovial SE announced an interim scrip dividend of EUR 0.3033 per Ferrovial share, payable in cash or shares at the election of Ferrovial's shareholders, against Ferrovial's reserves.

On June 19, 2024, Ferrovial SE announced that the ratio for the interim scrip dividend of EUR 0.3033 per share in the share capital of Ferrovial with a nominal value of EUR 0.01 each ("Ferrovial Shares") announced on May 9, 2024, is one (1) new Ferrovial Share for every 120.2110 existing Ferrovial Shares ("The Ratio").

Accordingly, pursuant to the Ratio, Ferrovial issued 4,719,782 new Ferrovial shares.

Additionally, on October 28, 2024, Ferrovial SE declared a second interim scrip dividend; the dividend per share will be determined based on the number of the shares outstanding on the ex-dividend date and is expected to be announced on November 7, 2024. The distribution will be payable in cash or shares at the election of the shareholder, against Ferrovial's reserves.

SHARE BUY-BACK AND CANCELLATION OF SHARES

On November 30, 2023, the Company announced the implementation of a share buy-back program of up to 34 million shares for a maximum amount of EUR 500 million, with the purpose of cancelling the repurchased shares. The program was authorized for the period from 1 December 2023 to 1 May 2024 (both inclusive). On April 30, 2024, the Company announced the termination of this buy-back program. A total of 12,255,493 own shares were repurchased under this program, representing 1.65% of the issued share capital.

The Company held its Annual General Meeting on April 11, 2024 (The "AGM"). The AGM authorized the Board, for a period of 18 months from the date of the Shareholders Meeting (up to and including 10 October 2025), to the following:

- Acquire shares up to a maximum of 10% of the Company's issued share capital at the date of the AGM.
- Cancel shares in a number to be determined by the Board. The cancellation may be implemented in one or more tranches.

On April 11, 2024, Ferrovial announced the implementation of a buy-back program of the Company's own shares. The buy-back program had the following terms:

- Purpose: cancel the Ferrovial shares to be repurchased, reducing the Company's share capital.
- Maximum net investment: EUR 500 million. In no case may the number of shares to be acquired under the program will exceed 37 million shares, representing approximately 4.995% of Ferrovial's share capital as of the date of the announcement.
- Duration: 2 May 2024 to 31 December 2024 (both included).

On August 23, 2024, the Company announced the termination of this buy-back program. A total of 9,231,251 treasury shares were repurchased representing approximately 1.2% of its issued share capital at the date thereof.

On June 17, 2024, Ferrovial announced that, under the terms approved by the AGM, it has resolved to cancel 13,245,104 treasury shares. On August 22, 2024, such cancellation became effective. As a result, the Company's issued share capital was reduced by a nominal amount of EUR 132,451.04. As of this date, Ferrovial issued share capital amounts to EUR 7,321,630.43, represented by 732,163,043 shares of a single class with a nominal value of one-euro cent (EUR0.01).

On August 23, 2024, Ferrovial announced the implementation of a new buy-back program of the Company's own shares. The buy-back program has the following terms:

- Purpose: to repurchase Ferrovial shares in the context of different corporate actions (such as, for instance, employee share incentives, placement of share in the market, or cancelling the repurchased shares).
- Maximum net investment: EUR 300 million. In no case may the number of shares to be acquired exceed 30 million shares, representing approximately 4.1% of Ferrovial's issued share capital as of the date thereof.
- Duration: 26 August 2024 to 28 February 2025 (both inclusive).
- The Company may extend its duration in view of the prevailing circumstances and in the interest of the Company and its stakeholders.

Ferrovial held 12,585,504 treasury shares at end-September 2024.

On October 7, 2024, Ferrovial announced that, under the terms approved by the AGM, it has resolved to cancel 10,005,504 treasury shares. The cancellation of these shares will become effective once all the necessary formalities have been completed in accordance with the regulations governing the reduction of its issued share capital.

Appendix II – Shareholder Structure

Ferrovial's SE substantial holdings filed with the public register of the Dutch Authority for the Financial Markets Authority (AFM - Autoriteit Financiële Markten) as of September 30, 2024:


20.6%
8.3%
4.3%
3.0%
3.6%
5.0%
10.0%
45.3%
R. del Pino Calvo-Sotelo
M. del Pino y Calvo-Sotelo
L. del Pino y Calvo-Sotelo
Bank of America Corporation
BlackRock
Lazard Asset Management
The Children's Investment Master Fund
Free Float

11

MANAGEMENT REPORT JANUARY - SEPTEMBER 2024

Appendix III – Toll Roads details by asset

TOLL ROADS – GLOBAL CONSOLIDATION

(EUR million)	TRAFFIC (Million of transactions)			REVENUE			ADJ. EBITDA*			ADJ. EBITDA MARGIN*		NET DEBT	
Global consolidation	**9M 24**	**9M 23**	**VAR.**	**9M 24**	**9M 23**	**VAR.**	**9M 24**	**9M 23**	**VAR.**	**9M 24**	**9M 23**	**9M 24**	**SHARE**
NTE	29	29	-2.3%	199	197	1.2%	176	173	1.3%	88.2%	88.2%	1,128	63.0%
LBJ	34	32	6.7%	152	132	14.9%	126	110	15.1%	83.1%	83.0%	1,789	54.6%
NTE 35W**	38	29	27.9%	215	148	45.1%	180	126	42.2%	83.7%	85.3%	1,425	53.7%
I-77	31	30	2.0%	70	62	14.2%	46	44	3.1%	64.8%	71.8%	413	72.2%
I-66	24	21	11.9%	160	107	49.2%	126	82	54.5%	79.1%	76.3%	1,428	55.7%
TOTAL USA				**796**	**645**	**23.3%**	**653**	**535**	**22.1%**			**6,183**	
Autema***	16,836	17,177	-2.0%	52	52	1.0%	46	46	0.8%	88.3%	88.4%	556	76.3%
Aravia***	39,682	38,682	2.6%	34	35	-2.3%	26	29	-10.7%	77.7%	85.0%	-4	100.0%
TOTAL SPAIN				**86**	**86**	**-0.3%**	**72**	**75**	**-3.7%**			**552**	
Azores***/****		12,041			27			23			88.4%		89.2%
Via Livre				12	10	12.4%	3	2	44.9%	22.0%	17.1%	-9	84.0%
TOTAL PORTUGAL				**12**	**37**	**-68.3%**	**3**	**25**	**-89.8%**			**-9**	
TOTAL HEADQUARTERS AND OTHERS***				**23**	**12**	**94.1%**	**-56**	**-58**	**4.8%**			**5**	
TOTAL TOLL ROADS				**916**	**781**	**17.4%**	**673**	**577**	**16.5%**	**73.4%**	**73.9%**	**6,731**	

*Non-IFRS financial measure. For the definition and reconciliation of the most directly comparable IFRS measure, refer to Appendix V - Alternative Performance Measures.** NTE 35W includes NTE3C (opened to traffic at the end of June 2023).***Traffic in ADT. ****Divestment of Azores completed in December 2023.*****Revenue and Adjusted EBITDA include Headquarters and Others, while Net Debt refers only to Next Move.

TOLL ROADS – EQUITY-ACCOUNTED

(EUR million)	TRAFFIC (ADT)			REVENUE			EBITDA			ADJ. EBITDA MARGIN*		NET DEBT	
Equity accounted	**9M 24**	**9M 23**	**VAR.**	**9M 24**	**9M 23**	**VAR.**	**9M 24**	**9M 23**	**VAR.**	**9M 24**	**9M 23**	**9M 24**	**SHARE**
407 ETR (VKT million)	1,980	1,893	4.6%	857	768	11.6%	749	665	12.7%	87.4%	86.5%	6,247	43.2%
M4	38,406	31,740	21.0%	29	28	5.9%	16	15	6.2%	54.6%	54.5%	36	20.0%
M3	44,942	36,713	22.4%	10	9	18.6%	5	2	115.8%	45.5%	25.0%	7	20.0%
A-66 Benavente Zamora				21	20	5.6%	18	17	1.6%	83.9%	87.1%	146	25.0%
Serrano Park				5	5	-6.1%	3	4	-5.2%	68.2%	67.5%	29	50.0%
EMESA				145	132	10.1%	90	76	18.1%	61.7%	57.6%	163	10.0%
IRB				494	386	27.9%	255	193	31.6%	51.6%	50.1%	1,298	19.9%
Toowoomba				22	19	11.8%	5	4	6.2%	21.2%	22.4%	207	40.0%
OSARs				5	23	-79.0%	4	4	14.7%	85.1%	15.6%	208	50.0%
Zero ByPass (Bratislava)				31	28	8.3%	26	23	13.9%	85.2%	81.0%	785	35.0%

Appendix IV – Exchange rate movements

Exchange rates expressed in units of currency per Euro, with negative variations representing euro depreciation and positive variations euro appreciation.

	LAST EXCHANGE RATE (BALANCE SHEET)	CHANGE 2024/2023	AVERAGE EXCHANGE RATE (P&L)	CHANGE 2024/2023
GBP	0.8319	-4.0%	0.8513	-2.2%
US Dollar	1.1148	1.0%	1.0869	0.3%
Canadian Dollar	1.5058	3.1%	1.4786	1.5%
Polish Zloty	4.2813	-1.4%	4.3051	-6.1%
Australian Dollar	1.6067	-0.9%	1.6418	1.3%
Indian Rupee	93.7682	2.0%	90.6763	1.6%

12

Appendix V – Alternative Performance Measures This quarterly results report presents selected financial and operating information that has not been audited. This information has been prepared in accordance with EU-IFRS and Part 9 of Book 2 of the Dutch Civil Code. In addition, in this quarterly results report the management provides other selected non-IFRS regulated financial measures, that we refer to as “APMs” (Alternative Performance Measures) according to the directives of European Securities and Markets Authority (ESMA) or “Non-IFRS measures”. In this quarterly results report, we have considered the following non-IFRS measures: – Non-IFRS measures related to operating results, including Adjusted EBIT and Adjusted EBIT Margin, Adjusted EBITDA and Adjusted EBITDA Margin, Comparable or “Like-for-like” (“LfL”) Growth and Order Book. – Non-IFRS measures related to liquidity and capital resources, including Consolidated Net Debt and Ex-Infrastructure Liquidity. These non-IFRS measures not audited and should not be considered as alternatives to information included in this quarterly results report, such as operating result, revenue, cash generated from operating activities or any other performance measures derived in accordance with IFRS as measures of operating performance or operating cash flows or liquidity. We believe that these non-IFRS measures are metrics commonly used by investors to evaluate our performance and that of our competitors. We further believe that the disclosure of these measures is useful to investors, as these measures form the basis of how our executive team and the Board evaluate our performance. By disclosing these measures, we believe that we create for investors a greater understanding of, and an enhanced level of transparency into, some of the means by which our management team operates and evaluates us and facilitates comparisons of the current period’s results with prior periods. While similar measures are widely used in the industry in which we operate, the financial measures we use may not be comparable to similarly titled measures used by other companies, nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with EU- IFRS. 1 Non-IFRS Measures: Operating Results 1.1 Adjusted EBIT and Adjusted EBIT Margin Adjusted EBIT is defined as our operating profit/(loss) for the period excluding impairment and disposal of fixed assets. We reconcile Adjusted EBIT to operating profit/(loss) instead of net profit/(loss) because that is the most directly comparable measure presented in accordance with EU-IFRS in this quarterly results report. Adjusted EBIT is a non-IFRS financial measure and should not be considered as an alternative to operating profit/(loss) or any other measure of our financial performance calculated in accordance with IFRS. Adjusted EBIT does not have a standardized meaning and, therefore, cannot be compared to Adjusted EBIT of other companies. Adjusted EBIT Margin is defined as Adjusted EBIT divided by our revenue for the relevant period. The detailed reconciliation of our Adjusted EBIT to our operating profit/(loss) can be found in the selected financial information available at https://www.ferrovial.com/en/ir-shareholders/financial- information/quarterly-financial-information/ (Excel file: Q3 2024 Alternative Performance Measures). It includes reconciliation of our Construction subdivisions, USA Toll Roads and Airports subdivisions. 1.2 Adjusted EBITDA and Adjusted EBITDA Margin Adjusted EBITDA is defined as our operating profit/(loss) for the period excluding impairment and disposal of fixed assets and charges for fixed asset and right of use of leases depreciation and amortization. We reconcile Adjusted EBITDA to operating profit/(loss) instead of net profit/(loss) because that is the most directly comparable measure presented in accordance with EU-IFRS in this quarterly results report. Adjusted EBITDA is a non-IFRS financial measure and should not be considered as an alternative to operating profit/(loss) or any other measure of our financial performance calculated in accordance with IFRS. We use Adjusted EBITDA to provide an analysis of our operating results, excluding depreciation and amortization, as they are non-cash variables, which can vary substantially from company to company depending on accounting policies and accounting valuation of assets. Adjusted EBITDA is used as an approximation to pre-tax operating cash flow and reflects cash generation before working capital variation Adjusted EBITDA is a measure which is widely used to track our performance and profitability as well as to evaluate each of our businesses and the level of debt by comparing the Adjusted EBITDA with Consolidated Net Debt. However, Adjusted EBITDA does not have a standardized meaning and, therefore, cannot be compared to Adjusted EBITDA of other companies. Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by our revenues for the relevant period. The detailed reconciliation of our Adjusted EBITDA to our operating profit/(loss) can be found in the selected financial information available at https://www.ferrovial.com/en/ir-shareholders/financial- information/quarterly-financial-information/ (Excel file: Q3 2024 Alternative Performance Measures). It includes reconciliation of our Construction subdivisions, USA Toll Roads and Airports subdivisions. 1.3 Comparable or “Like-for-like” (“LfL”) Growth Comparable Growth, also referred to as “Like-for-like” Growth (“LfL”), corresponds to the relative year-on-year variation in comparable terms of the figures for revenue, Adjusted EBIT and Adjusted EBITDA. Comparable or “Like-for-like” (“LfL”) Growth is a non-IFRS financial measure and should not be considered as an alternative to revenues, operating profit/(loss) or any other measure of our financial performance calculated in accordance with IFRS. Comparable or “Like- for-like” (“LfL”) Growth is calculated by adjusting each year, in accordance with the following rules: • Elimination of the exchange-rate effect, calculating the results of each period at the rate in the current period. • Elimination from Adjusted EBIT of each period the impact of fixed asset impairments. • In the case of disposals of any of our companies and loss of control thereto, elimination of the operating results of the disposed company when the impact effectively occurred to achieve the homogenization of the operating result. • Elimination of the restructuring costs in all periods. • In acquisitions of new companies which are considered material, elimination in the current period of the operating results derived from those companies except in the case where this elimination is not possible due to the high level of integration with other reporting units. Material companies are those the revenue of which represent ≥5% of the reporting unit’s revenue before the acquisition. • In the case of changes in the accounting model of a specific contract or asset, when material, application of the same accounting model to the previous year’s operating result. • Elimination of other non-recurrent impacts (mainly related to tax and human resources) considered relevant for a better understanding of our underlying results in all periods. We use Comparable or “Like-for-like” (“LfL”) Growth to provide a more homogenous measure of the underlying profitability of its businesses, excluding non-recurrent elements which would induce a misinterpretation of the reported growth, impacts such as exchange- rate movements, or changes in the consolidation perimeter which distort the comparability of the information. Additionally, we believe that it allows us to provide homogenous information for better understanding of the performance of each of our businesses. MANAGEMENT REPORT JANUARY - SEPTEMBER 2024 13

The detailed reconciliation of our revenues on like-for-like basis to our revenues, Adjusted EBIT/EBITDA on like-for-like basis to our operating profit/(loss), by business division, can be found in the selected financial information available at https://www.ferrovial.com/en/ir- shareholders/financial-information/quarterly-financial-information/ (Excel file: Q3 2024 Alternative Performance Measures). 1.4 Order Book Order Book corresponds to our income which is pending execution corresponding to those contracts of the Construction business division which we have signed and over which we have certainty regarding their future execution. The Order Book is calculated by adding the contracts of the actual year to the balance of the contract Order Book at the end of the previous year, less the income recognized in the current year. The total income from a contract corresponds to the agreed price or rate corresponding to the delivery of goods and/or the rendering of the contemplated services. If the execution of a contract is pending the closure of financing, the income from said contract will not be added to the calculate the Order Book until said financing is closed. We use the Order Book as an indicator of our future income, as it reflects, for each contract, the final revenue minus the net amount of work performed. There is no comparable financial measure to the Order Book in IFRS. This reconciliation is based on the order book value of a specific construction being comprised of its contracting value less the construction work completed, which is the main component of the sales figure. Therefore, it is not possible to present a reconciliation of the Order Book to our Financial Statements. We believe the difference between the construction work completed and the revenue reported for the Construction Business Division in the Financial Statements is attributable to the fact that these are subject to, among others, the following adjustments: (i) consolidation adjustments, (ii) charges to joint ventures, (iii) sale of machinery, and (iv) confirming income. 2. Non-IFRS Measures: Liquidity and Capital Resources 2.1 Consolidated Net Debt Consolidated Net Debt corresponds to our balance of cash and cash equivalents minus short and long-term borrowings and other financial items that include our non-current restricted cash, the balance related to exchange-rate derivatives (covering both the debt issuance in currency other than the currency used by the issuing company, through forward hedging derivatives, and cash positions that are exposed to exchange rate risk, through cross currency swaps) and other short term financial assets. Lease liabilities are not part of the Consolidated Net Debt. Consolidated Net Debt is a non-IFRS financial measure and should not be considered as an alternative to net income or any other measure of our financial performance calculated in accordance with IFRS. We further break down our Consolidated Net Debt into two categories: • Consolidated Net Debt of infrastructure project companies: corresponds to our infrastructure project companies, which has no recourse to us, as a shareholder, or with recourse limited to the guarantees issued. • Consolidated Net Debt of ex-infrastructure project companies: corresponds to our other businesses, including our holding companies and other companies that are not considered infrastructure project companies. The debt included in this category generally has recourse to the Group. We also discuss the evolution of our Consolidated Net Debt of ex- infrastructure project companies, separated into the following items: 1. change in cash and cash equivalents; 2. change of our short and long-term borrowings for the relevant period; and change in additional financial items that we consider part of our Consolidated Net Debt of ex-infrastructure project companies, including changes of non-current restricted cash, changes in balance related to exchange-rate derivatives, changes in intragroup position balances and changes in other short-term financial assets. The reconciliation of Consolidated Net Debt to our cash and cash equivalents, as well as changes in Consolidated Net Debt of ex- infrastructure project companies to our Consolidated Cash Flow can be found in the selected financial information available at https:// www.ferrovial.com/en/ir-shareholders/financial-information/ quarterly-financial-information/ (Excel file: Q3 2024 Alternative Performance Measures). 2.2 Ex-Infrastructure Liquidity Ex-Infrastructure Liquidity corresponds to the sum of the cash and cash equivalents raised from to our ex- infrastructure projects, long-term restricted cash, as well as the committed short and long-term credit facilities which remain undrawn by the end of each period (corresponding to credits granted by financial entities which may be drawn by us within the terms, amount and other conditions agreed in each contract) and forward hedging cash flows. We use Ex-Infrastructure Liquidity to determine our liquidity to meet any financial commitment in relation to our ex-infrastructure projects. The following table present the ex-infrastructure liquidity for the periods indicated. The detailed reconciliation of Ex-Infrastructure Liquidity can be found in the selected financial information available at https:// www.ferrovial.com/en/ir-shareholders/financial-information/ quarterly-financial-information/ (Excel file: Q3 2024 Alternative Performance Measures). MANAGEMENT REPORT JANUARY - SEPTEMBER 2024 14